                                                Filed pursuant to Rule 424(b)(5)
                                                           File Number 333-51675
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Prospectus Supplement
March 7, 2000
(To Prospectus dated May 14, 1998)

                                  $75,000,000
                     BRADLEY OPERATING LIMITED PARTNERSHIP
                             8.875% NOTES DUE 2006
                             ---------------------

     The Notes will mature on March 15, 2006. We may redeem some or all of the Notes at any time at a redemption price described under "Description of the Notes -- Optional Redemption."
                             ---------------------

     The Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness. The Notes will be represented by one or more global certificates registered in the name of a nominee of The Depository Trust Company. Except in limited circumstances, investors will not be entitled to receive certificates representing the Notes. Interest will be payable semi-annually in cash in arrears on March 15 and September 15, commencing September 15, 2000.
                             ---------------------

                                                                PER NOTE        TOTAL
                                                                ---------    -----------
Public offering price.......................................     99.974%     $74,980,500
Underwriting discount.......................................      0.650%     $   487,500
Proceeds to the Operating Partnership (before expenses).....     99.324%     $74,493,000

     The public offering price set forth above does not include accrued interest, if any. Interest on the Notes will accrue from March 10, 2000, and must be paid by the purchaser if the Notes are delivered after March 10, 2000.

     BEFORE MAKING ANY INVESTMENT IN OUR COMPANY, YOU SHOULD CONSIDER CAREFULLY CERTAIN RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION OF THE ACCOMPANYING PROSPECTUS, BEGINNING ON PAGE 4.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The underwriters are offering the Notes subject to various conditions. The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment for the Notes in New York, New York on or about March 10, 2000.

                             ---------------------

                          Joint Book-Running Managers

          DEUTSCHE BANC ALEX. BROWN           SUTRO & CO. INCORPORATED

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--------------------------------------------------------------------------------

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus, including the documents they incorporate by reference, contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward looking statements include, without limitation, statements containing the words "anticipates," "believes," "expects," "intends," "future," and words of similar import which express our belief, expectations or intentions regarding our future performance or future events or trends. All statements regarding our expected financial position, results of operations, business and financing plans are forward-looking statements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot assure you that our expectations will be realized. Cautionary statements describing important factors that could cause our actual results to differ materially from our expectations are included in this prospectus supplement, the accompanying prospectus and the documents they incorporate by reference. All our forward-looking statements are qualified by these cautionary statements.

     The following information may not contain all the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus, as well as the documents incorporated by reference into the accompanying prospectus before making an investment decision.

                     BRADLEY OPERATING LIMITED PARTNERSHIP

     We are a Delaware limited partnership managed by our general partner, Bradley Real Estate, Inc. Bradley Real Estate is a real estate investment trust with internal property management, leasing and development capabilities, which conducts substantially all of its activities through us. Although not required to do so under the terms of our partnership agreement, Bradley Real Estate intends to continue to conduct substantially all of its activities through us. Bradley Real Estate is currently our sole general partner and owner of approximately 83% of our economic interests.

     At December 31, 1999, we owned 98 properties throughout 15 Midwestern states, which aggregate approximately 15.5 million square feet of gross leasable area. Most of our properties are grocery store-anchored shopping centers that are used by members of the surrounding communities for their day-to-day living needs. Our shopping center portfolio consists of a diverse tenant base, comprised of approximately 2,000 leases with no tenant accounting for more than 5% of our annualized base rent. Many of our properties have been renovated within the last five to eight years. At December 31, 1999, over 94% of our rentable space was occupied.

     We own, operate and seek to acquire, develop and redevelop grocery store-anchored, open-air community and neighborhood shopping centers concentrated mainly in the Midwest states of Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, Tennessee and Wisconsin. Through past experience as well as current research, we believe that this area of the country is economically strong and diverse and provides us with a favorable environment for the acquisition, development, ownership and operation of retail properties. We favor grocery store-anchored shopping centers because, based upon our past experience, these properties offer us strong and predictable daily consumer traffic and are less susceptible to downturns in the general economy than apparel or leisure anchored shopping center properties.

     As part of our ongoing business, we regularly evaluate and engage in discussions with public and private third parties about possible portfolio or asset acquisitions or business combinations. During 1999, we acquired 4 shopping centers meeting our investment criteria for an aggregate acquisition price of approximately $36.9 million. In evaluating potential acquisitions, we focus principally on community and neighborhood shopping centers in the Midwest that are anchored by strong national, regional and independent grocery store chains. Over the past several years, we have diversified our income stream across many Midwest markets in order to insulate our business from economic trends affecting any particular market.

     Our principal office is located at 40 Skokie Boulevard, Suite 600, Northbrook, Illinois, 60062, and our telephone number is (847) 272-9800.

                              RECENT DEVELOPMENTS

ACQUISITIONS

     During February 2000, we purchased two additional grocery store-anchored shopping centers located in Kansas and Missouri, aggregating approximately 360,000 square feet of gross leasable area for a total purchase price of approximately $19.1 million. The shopping centers were acquired with cash provided by our line of credit.

SHARE REPURCHASE PROGRAM

     On November 23, 1999, the board of directors of Bradley Real Estate authorized the repurchase of up to 2,000,000 of its outstanding shares of common stock. The repurchase program is in effect until

December 31, 2000 or until the authorized limit has been reached. To date, Bradley Real Estate has repurchased approximately 1,800,000 shares.

YEAR END RESULTS

     On February 8, 2000, Bradley Real Estate, our general partner, issued a press release announcing its consolidated results of operations for the twelve months ended December 31, 1999. The primary difference between our results of operations and those of Bradley Real Estate is that Bradley Real Estate's results of operations include an allocation of income to exchangeable common limited partnership units and preferred units, owned by third parties (minority interest). Such unit holders comprise part of our capital and, accordingly, share in the results of our operations. Additionally, our results of operations do not include expenses associated with Bradley Real Estate's operation as a public company. The expenses incurred by Bradley Real Estate in this regard for fiscal 1999 were $747,000. The press release reported that Bradley Real Estate's consolidated funds from operations for the quarter ended December 31, 1999 were $15.2 million, or $0.59 per share, compared to $14.0 million, or $0.55 per share, for the comparable quarter last year, a per share increase of 7.3%. Bradley Real Estate's consolidated funds from operations for the year increased to $58.7 million, or $2.28 per share, compared to $52.3 million, or $2.08 per share, in the prior year, a per share increase of 9.6%. All per share amounts are reported on a diluted basis.

     For the quarter ended December 31, 1999, Bradley Real Estate's net income attributable to its common stockholders totaled $8.4 million, or $0.35 per share, compared to $7.2 million, or $0.30 per share, for the comparable quarter last year. Bradley Real Estate's net income attributable to its common stockholders for fiscal 1999 totaled $31.5 million, or $1.31 per share, compared to $56.6 million, or $2.37 per share, for the prior year. Net income attributable to common stockholders of Bradley Real Estate for fiscal 1998 included a net gain of $29.7 million on the sale of real estate investments. All per share amounts are reported on a diluted basis.

     Our total assets as of December 31, 1999 increased to $996.2 million, compared to $967.1 million as of December 31, 1998, and total debt stood at $444.8 million on December 31, 1999, compared to $472.4 million as of December 31, 1998. At December 31, 1999, we had $105.5 million available under our $250 million unsecured line of credit. Additionally, we were holding for sale certain non-core real estate assets with a book value of approximately $29.9 million that are projected to close during the first quarter of fiscal 2000, although we cannot guarantee that these sales will occur. Any proceeds we receive from the sale of these properties would be used to pay down our line of credit with the expectation that we may re-borrow under our line of credit to fund Bradley Real Estate's recently announced share repurchase program, ongoing redevelopment initiatives, new acquisitions or development opportunities or for other general working capital purposes.

                                  THE OFFERING

     All capitalized terms used below have the meaning provided in the Indenture or in the section entitled "Description of the Notes."

SECURITIES OFFERED.........  $75,000,000 aggregate principal amount of Notes.

MATURITY...................  March 15, 2006.

INTEREST PAYMENT DATES.....  Semi-annually in arrears on March 15 and September
                             15, commencing September 15, 2000.

RANKING....................  The Notes will be our unsecured and unsubordinated obligations and will rank on a parity in priority of payment with all our other unsecured and unsubordinated indebtedness. The Notes will be effectively subordinated to our mortgages and other secured indebtedness and to indebtedness and other liabilities of any of our current or future subsidiaries. Accordingly, our prior indebtedness will have to be satisfied in full before holders of the Notes will be able to realize any value from encumbered or indirectly-held properties. In addition, the Notes will be repaid solely from our assets; holders of the Notes will not have recourse against any of our general partners or limited partners for the repayment of the Notes.

OPTIONAL REDEMPTION........  The Notes are redeemable at any time at our option, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount, if any. See "Description of the Notes -- Optional Redemption."

CERTAIN COVENANTS..........  Limitations on Incurrence of Indebtedness.  We will not incur any Indebtedness if, after giving effect to the additional Indebtedness, the aggregate principal amount of all of our outstanding Indebtedness on a consolidated basis determined in accordance with GAAP exceeds 60% of the SUM of

                             (1) our Total Assets as of the end of the calendar
                                 quarter covered in our most recent Annual
                                 Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, filed with the Securities and Exchange Commission or, if applicable, with the Trustee, and

                             (2) the purchase price of any real estate assets or
                                 mortgages receivable we acquired since the end of the most recent calendar quarter, and

                             (3) the amount of any securities offering proceeds
                                 received by us since the end of the most recent calendar quarter, including the proceeds to be obtained from any additional Indebtedness, to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness,

                             LESS the decrease, if any, in our Total Assets since the end of the most recent calendar quarter.

                             In addition, we will not incur any Indebtedness secured by any Encumbrance on any of our properties if, after giving effect to the additional Indebtedness, the aggregate principal amount of all of our outstanding Indebtedness on a consolidated basis which is secured by any Encumbrance on our property exceeds 40% of the SUM of

                             (1) our Total Assets as of the end of the calendar
                                 quarter covered in our most recent Annual
                                 Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, filed with the Securities and Exchange Commission, or, if applicable, with the Trustee, and

                             (2) the purchase price of any real estate assets or
                                 mortgages receivable we acquired since the end of the most recent calendar quarter, and

                             (3) the amount of any securities offering proceeds
                                 received by us since the end of the most recent calendar quarter, including the proceeds to be obtained from the additional Indebtedness, to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness,

                             LESS the decrease, if any, in our Total Assets since the end of the most recent calendar quarter.

                             We may not at any time own Total Unencumbered Assets equal to less than 150% of the aggregate outstanding principal amount of our Unsecured Indebtedness on a consolidated basis.

                             In addition, we will not incur any Indebtedness if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge for the four consecutive fiscal quarters most recently ended prior to the date on which we would otherwise incur the additional Indebtedness is less than 1.5:1 on a pro forma basis after giving effect to certain assumptions.

                             The foregoing covenants do not restrict us from refinancing existing Indebtedness, provided that the outstanding principal amount of the Indebtedness is not increased. For a more complete description of the terms and definitions used in the foregoing limitations, see "Description of the Notes -- Certain Covenants."

                                USE OF PROCEEDS

     We estimate that the net proceeds from the offering of the Notes will be approximately $74.3 million, after deducting underwriting discounts and commissions and other estimated offering expenses. We intend to use the net proceeds from the offering of the Notes to reduce our outstanding indebtedness incurred under our bank line of credit, with the expectation that we may re-borrow under our line of credit for the purpose of funding Bradley Real Estate's recently announced share repurchase program, ongoing redevelopment initiatives, new acquisitions or development opportunities or for other general working capital purposes. As of December 31, 1999 on a pro forma basis, after this offering is complete, we will have approximately $179.8 million available to us under our line of credit. Our line of credit matures on December 22, 2000 and our outstanding borrowings under the line of credit bear interest at a variable rate, depending upon the rating assigned by recognized rating agencies, which is currently 1.0% over LIBOR.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:

                                                NINE MONTHS ENDED
             YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
    -----------------------------------------   -----------------
     1994    1995     1996     1997     1998          1999
     ----    ----     ----     ----     ----          ----
    2.79:1  2.63:1   2.95:1   2.82:1   2.92:1        1.79:1

     For purposes of computing these ratios, we have calculated earnings by adding fixed charges, including preference security dividends, excluding capitalized interest, to income before income taxes and extraordinary items. Our fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, if any, amortization of debt discounts and issue costs, whether expensed or capitalized, and preference security dividends.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms and provisions of the Notes supplements the description of our debt securities contained in the accompanying prospectus. We have not described every aspect of the Notes. You should refer to the Indenture described in the prospectus and the form of the Notes for a complete description of the provisions of the Notes. The Indenture is an exhibit to the registration statement referred to under "Available Information" in the prospectus, and the form of the Notes will be filed as an exhibit to a report we file with the SEC. See "Incorporation of Certain Documents by Reference" in the prospectus for information on how to obtain a copy of the Indenture and the form of the Notes for your review.

GENERAL

     The Notes will constitute a separate series of Debt Securities under the Indenture, initially limited to $75 million aggregate principal amount, subject to our right to reopen the series and issue additional Notes without the consent of holders. The Notes will be our unsecured and unsubordinated obligations and will rank on a parity in priority of payment with all our other unsecured and unsubordinated indebtedness. The Notes will be effectively subordinated to our mortgages and other secured indebtedness and to indebtedness and other liabilities of any of our current or future subsidiaries. Accordingly, our prior indebtedness will have to be satisfied in full before holders of the Notes will be able to realize any value from encumbered or indirectly-held properties. In addition, the Notes will be repaid solely from our assets; holders of the Notes will not have recourse against any of our general partners or limited partners for the repayment of the Notes.

     The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and in integral multiples of $1,000. The Notes will be represented by one or more permanent Global Securities in book-entry form, except under the limited circumstance described below under "--Book-Entry System." The Global Securities will be registered in the name of a nominee of The Depository Trust Company, as depository for the Notes. See "--Book-Entry System."

     The Notes will not be entitled to the benefit of any sinking fund and will not be subject to repurchase by us at the option of the holders.

     The Notes will be subject to defeasance and covenant defeasance as described under "Description of Debt Securities -- Discharge, Defeasance and Covenant Defeasance" in the accompanying prospectus.

     Notices and demands to or upon us in respect of the Notes and the Indenture may be served and, in the event that the Notes are issued in definitive certificated form, the Notes may be surrendered for payment, registration of transfer or exchange, at our office or agency maintained for that purpose in the City of Chicago, which will initially be the office of the Trustee, LaSalle Bank National Association, located at 135 South LaSalle Street, Chicago, Illinois 60603.

INTEREST RATE, INTEREST PAYMENT DATES AND MATURITY

     The Notes will mature on March 15, 2006. The Notes will bear interest at the rate of 8.875% per annum. Interest on the Notes will accrue from and including March 10, 2000 or from the most recent date to which interest has been paid or duly provided for. Interest on the Notes will be payable semi-annually in arrears on March 15 and September 15 of each year, commencing September 15, 2000, to the persons in whose names the Notes are registered at the close of business on the preceding March 1 or September 1, as the case may be. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

     If any interest payment date or maturity date for the Notes is not a Business Day, then payment of principal and interest need not be made on that date but may be made without additional interest on the next succeeding Business Day.

OPTIONAL REDEMPTION

     The Notes may be redeemed at any time at our option, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date, and (ii) the Make-Whole Amount (as defined below), if any (the "Redemption Price").

     If notice has been given as provided in the Indenture and funds for the redemption of any Notes called for redemption have been made available on the redemption date referred to in the notice, the Notes will cease to bear interest on the date fixed for such redemption specified in the notice and the only right of the holders of the Note will be to receive payment of the Redemption Price. In the event, however, that we fail to redeem any Notes submitted for redemption in an aggregate amount of $20 million or greater, the lenders under our line of credit may accelerate such line of credit.

     Notice of any optional redemption of any Notes will be given to holders at their addresses, as shown in the Security Register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by each holder to be redeemed.

     If less than all of the Notes are to be redeemed at our option, we will notify the Trustee at least 45 days prior to the giving of the redemption notice (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select not more than 60 days prior the redemption date, in such manner as it shall deem fair and appropriate, Notes to be redeemed in whole in part. Notes may be redeemed in part in the minimum authorized denomination for Notes or in any integral multiple thereof.

     As used herein:

     "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Note the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made to the date of redemption or accelerated payment, over (ii) the aggregate principal amount of the respective Notes being redeemed or paid. For purposes of the Indenture, all references to any "premium" on the Notes shall be deemed to refer to any Make-Whole Amount, unless the context otherwise requires.

     "Reinvestment Rate" means 0.25% (twenty-five one hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release (as defined below) under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities or, if such Statistical Release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by us.

CERTAIN COVENANTS

     For so long as any of the Notes are outstanding, we will comply with the following covenants:

     Limitations on Incurrence of Indebtedness. We will not incur any Indebtedness (as defined below) if, after giving effect to the additional Indebtedness, the aggregate principal amount of all of our outstanding Indebtedness on a consolidated basis determined in accordance with GAAP exceeds 60% of the SUM of

          (1) our Total Assets (as defined below) as of the end of the calendar quarter covered in our most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, filed with the Securities and Exchange Commission or, if applicable, with the Trustee, and

          (2) the purchase price of any real estate assets or mortgages receivable we acquired since the end of the most recent calendar quarter, and

          (3) the amount of any securities offering proceeds received by us since the end of the most recent calendar quarter, including the proceeds to be obtained from any additional Indebtedness, to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness,

LESS the decrease, if any, in our Total Assets since the end of the most recent calendar quarter.

     In addition, we will not incur any Indebtedness secured by any Encumbrance (as defined below) on any of our properties if, after giving effect to the additional Indebtedness, the aggregate principal amount of all of our outstanding Indebtedness on a consolidated basis which is secured by any Encumbrance on our property exceeds 40% of the SUM of

          (1) our Total Assets as of the end of the calendar quarter covered in our most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, filed with the Securities and Exchange Commission, or, if applicable, with the Trustee, and

          (2) the purchase price of any real estate assets or mortgages receivable we acquired since the end of the most recent calendar quarter, and

          (3) the amount of any securities offering proceeds received by us since the end of the most recent calendar quarter, including the proceeds to be obtained from the additional Indebtedness, to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness,

LESS the decrease, if any, in our Total Assets since the end of the most recent calendar quarter.

     We may not at any time own Total Unencumbered Assets (as defined below) equal to less than 150% of the aggregate outstanding principal amount of our Unsecured Indebtedness (as defined below) on a consolidated basis.

     In addition, we will not incur any Indebtedness if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which we would otherwise incur the additional Indebtedness is less than 1.5:1 on a pro forma basis after giving effect to the additional Indebtedness and calculated on the assumption that

          (1) the additional Indebtedness and any other Indebtedness incurred by us since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Indebtedness, had occurred at the beginning of such period;

          (2) the repayment or retirement of any of our other Indebtedness since the first day of such four-quarter period had been repaid or retired at the beginning of such period, except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period;

          (3) in the case of Acquired Indebtedness (as defined below) or Indebtedness incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and

          (4) in the case of any acquisition or disposition by us of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Indebtedness had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

     The foregoing covenants do not restrict us from refinancing existing Indebtedness, provided that the outstanding principal amount of such Indebtedness is not increased.

     Provision of Financial Information.  Whether or not we are subject to
Section 13 or 15(d) of the Exchange Act, we will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which we would have been required to file with the Commission pursuant to such Section 13 or 15(d) if we were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which we would have been required to file such documents if we were so subject. We will also in any event (x) within 15 days of each Required Filing Date (1) if we are not then subject to such Section 13 or 15(d), transmit by mail to all holders of Notes, as their names and addresses appear in the security register, without cost to such holders, copies of the annual reports and quarterly reports that we would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if we were subject to such sections, (2) file with the Trustee copies of the annual reports, quarterly reports and other documents that we would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if we were subject to such Sections and (y) if our filing of such documents is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder.

     Waiver of Certain Covenants. We may omit to comply with any term, provision or condition of the foregoing covenants, and with any other term, provision or condition with respect to the Notes (except any such term, provision or condition which could not be amended without the consent of all holders of Notes), if before or after the time for such compliance the holders of at least a majority in principal amount of all of the outstanding Notes by act of such holders, either waive such compliance in such instance or generally waive compliance with such covenant or condition. Except to the extent so expressly waived, and until such waiver shall become effective, our obligations and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

     As used herein, and in the Indenture:

     "Acquired Indebtedness" means Indebtedness of a person (1) existing at the time such person becomes a Subsidiary or (2) assumed in connection with the acquisition of assets from such person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such person becoming a Subsidiary or such acquisition. Acquired Indebtedness will be deemed to be incurred on the date of the related acquisition of assets from any person or the date the acquired person becomes a Subsidiary.

     "Annual Service Charge" for any period means the aggregate interest expense for such period in respect of, and the amortization during such period of any original issue discount of, our Indebtedness and the amount of dividends which are payable during such period in respect of any of our Disqualified Stock.

     "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York or in the City of Chicago are authorized or required by law, regulation or executive order to close.

     "Capital Stock" means, (i) with respect to any corporation, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such corporation's capital stock, whether now outstanding or issued hereafter, including, without limitation, all common stock and any series of preferred stock, and (ii) with respect to any other person, any partnership interest, joint venture interest, limited liability company member interest or other form of equity sharing or participation interest, as applicable, and (iii) warrants, options, participations or other equivalents of or interests (however designated) in any of the items described in clauses (i) or (ii) above.

     "Consolidated Income Available for Debt Service" for any period means our Earnings from Operations (as defined below) plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication):

          (1) interest on our Indebtedness,

          (2) provision for taxes based on income,

          (3) amortization of debt discount,

          (4) provisions for gains and losses on properties and property depreciation and amortization,

          (5) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and

          (6) amortization of deferred charges.

     "Disqualified Stock" means, with respect to any person, any capital stock of such person which by the terms of such capital stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, other than Capital Stock which is redeemable solely in exchange for Capital Stock which is not Disqualified Stock or the redemption price of which may, at the option of such person, be paid in Capital Stock which is not Disqualified Stock, (2) is convertible into or exchangeable or exercisable for Indebtedness or Disqualified Stock or (3) is redeemable at the option of the holder thereof, in whole or in part, other than Capital Stock which is redeemable solely in exchange for Capital Stock which is not Disqualified Stock or the redemption price of which may, at the option of such person, be paid in Capital Stock which is not Disqualified Stock, in each case on or prior to the Stated Maturity of the Notes.

     "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, extraordinary items and property valuation losses, net, as reflected in our financial statements for such period determined on a consolidated basis in accordance with GAAP.

     "Encumbrance" means any mortgage, lien, charge, pledge or security interest of any kind.

     "Indebtedness" means any of our indebtedness, whether or not contingent, in respect of

          (1) borrowed money or evidenced by bonds, notes, debentures or similar instruments whether or not such indebtedness is secured by any Encumbrance existing on any of our properties,

          (2) indebtedness for borrowed money of a person other than us which is secured by any Encumbrance existing on any of our properties, to the extent of the lesser of (a) the amount of indebtedness so secured and (b) the fair market value of the property subject to such Encumbrance,

          (3) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement,

          (4) the principal amount of all of our obligations with respect to redemption, repayment or other repurchase of any Disqualified Stock,

          (5) any lease of our property as lessee which is reflected on our consolidated balance sheet as a capitalized lease in accordance with GAAP, or

          (6) interest rate swaps, caps or similar agreements and foreign exchange contracts, currency swaps or similar agreements, to the extent, in the case of items of indebtedness under (1) through (3) above, that any such items (other than letters of credit) would appear as a liability on our consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any of our obligations to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Indebtedness of another person (it being understood that Indebtedness will be deemed to be incurred by us whenever we create, assume, guarantee or otherwise become liable in respect thereof).

     "Subsidiary" means any corporation or other entity of which a majority of
(1) the voting power of the voting equity securities or (2) the outstanding equity interests of which are owned, directly or indirectly, by us. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

     "Total Assets" as of any date means the sum of (1) the Undepreciated Real Estate Assets and (2) all of our other assets determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Total Unencumbered Assets" means the sum of (1) those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money and (2) all of our other assets not subject to an Encumbrance for borrowed money, determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of our real estate assets on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

     "Unsecured Indebtedness" means Indebtedness which is not secured by any Encumbrance upon any of our properties.

     See "Description of Debt Securities -- Certain Covenants" in the accompanying prospectus for a description of additional covenants in the Indenture that apply to us.

MERGER, CONSOLIDATION OR SALE

     The Indenture provides that we may, without the consent of the holders of the Notes, consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity, provided that (a) either we are the continuing entity, or the successor entity is an entity organized and existing under the laws of the United States or a State thereof and such successor entity (if other than us) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets, shall expressly assume all of our obligations under the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes our obligation as a result thereof as having been incurred by us at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee. Accordingly, while we may transfer all or substantially all of our assets, without the consent of the holders of the Notes, any transaction that would result in us, or any successor entity, breaching the limitations on the incurrence of indebtedness contained in the covenants would result in an Event of Default under the Indenture. Thus, the holders of the Notes are afforded some protection in the event of a highly leveraged transaction, merger or similar transaction, which may adversely affect our creditworthiness.

     The applicability of the covenants containing debt incurrence limitations and the provisions regarding merger, consolidation or sales of assets may be waived by the holders of at least a majority in principal amount of each series of Notes but not by the Trustee or by Bradley Real Estate, in its capacity as our general partner. In addition, the applicability of the Indenture provisions relating to mergers, consolidations or sales of assets are not limited in the event of a leveraged buyout initiated or supported by us, our management or any affiliate thereof.

EVENTS OF DEFAULT

     The Indenture provides that the following events are "Events of Default" with respect to the Notes:

          (a) default in the payment of any interest on any Notes when such interest becomes due and payable that continues for a period of 30 days;

          (b) default in the payment of the principal of (or Make-Whole Amount, if any, on) any Notes when due and payable;

          (c) our default in the performance, or breach, of any other covenant or warranty in the Indenture with respect to the Notes and continuance of such default or breach for a period of 60 days after written notice as provided in the Indenture;

          (d) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us (or by any Subsidiary, the repayment of which we have guaranteed or for which we are directly responsible or liable as obligor or guarantor), having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 10 days after written notice to us as provided in the Indenture;

          (e) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against us or any Subsidiary in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts covered by insurance) in excess $10,000,000 for a period of 30 consecutive days; and

          (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee with respect to us or any Significant Subsidiary.

     The term "Significant Subsidiary" has the meaning ascribed to such term in Regulation S-X promulgated under the Securities Act. If an Event of Default specified in clause (f) above, relating to us or any Significant Subsidiary occurs, the principal amount of, and the Make-Whole Amount on, all outstanding Notes shall become due and payable without any declaration or other act on the part of the Trustee or of the holders of the Notes.

BOOK-ENTRY SYSTEM

     The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal, premium, if any, and interest and transfers of interests in the Global Security representing the Notes (the "Global Note"). Upon issuance, the Notes will only be issued in the form of a Global Note which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for notes in definitive form under the limited circumstances described below, a Global Note may not be transferred except as a whole (i) by DTC to a nominee of DTC, (ii) by a nominee of DTC to DTC or another nominee of DTC or (iii) by DTC or any nominee to a successor of DTC or a nominee of a successor.

     Ownership of beneficial interests in a Global Note will be limited to persons that have accounts with DTC for such Global Note ("participants") or persons that may hold interests through participants. Upon the issuance of a Global Note, DTC will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Notes represented by such Global Note beneficially owned by participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Global Note.

     So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by the Global Note registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if the person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the Indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a Global Note desires to give or take any action that a holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take this action, and the participants would authorize beneficial owners owning through the participants to give or take this action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal, premium, if any, and interest payments on interests represented by a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Note. None of us, the Trustee or any other agent for us or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership of interests in the Global Notes or for maintaining, supervising or reviewing any records relating to beneficial ownership interests. We expect that DTC, upon receipt of any payment of principal, premium, if any, or interest in respect of a Global Note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Global Note as shown on the records of DTC. We also expect that payments by participants to owners of beneficial interests in the Global Note held through the participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants.

     The Indenture provides that if (i) DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act at any time when the depositary is required to be so registered to act as depositary for the Notes and a successor depositary is not appointed within 90 days after we receive notice or learns of such ineligibility, (ii) we determine that the Notes will no longer be represented by a Global Note and execute and deliver to the Trustee an officers' certificate to that effect or (iii) an Event of Default with respect to the Notes has occurred and is continuing and beneficial owners representing a majority in aggregate principal amount of the outstanding Notes advise DTC to cease acting as depositary for the Notes, we will issue the Notes in definitive form in exchange for interests in the Global Note. Any Notes issued in definitive form in exchange for interests in the Global Note will be registered in such name or names, and will be issued in denominations of $1,000 and integral multiples thereof, as DTC will instruct the Trustee. It is expected that these instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the Global Note. DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in these securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Same-Day Settlement and Payment. Settlement for the Notes will be made by the underwriters in immediately available funds. All payments of principal, premium, if any, and interest in respect of the Notes will be made by us by wire transfer of immediately available funds to an account maintained in the United States; provided that, if Notes are issued in definitive certificated form, the holders thereof will have given appropriate wire transfer instructions to us.

     The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. We expect that secondary trading in the certificated securities, if any, will also be settled in immediately available funds.

GOVERNING LAW

     The Indenture is governed by and will be construed in accordance with the laws of the State of New York.

NO PERSONAL LIABILITY OR RECOURSE

     No recourse under or upon any obligation, covenant or agreement contained in the Indenture or the Notes, or because of any indebtedness evidenced thereby, or for any claim based thereon or otherwise in respect thereof, shall be had (i) against Bradley Real Estate, or any other past, present or future partner in Bradley Operating Limited Partnership, (ii) against any other person or entity which owns an interest, directly or indirectly, in any partner of Bradley Operating Limited Partnership, or (iii) against any past, present or future stockholder, employee, officer or director, as such, of Bradley Real Estate or any successor, either directly or through Bradley Operating Limited Partnership or Bradley Real Estate or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise. Each holder of Notes waives and releases all such liability by accepting such Notes. The waiver and release are part of the consideration for the issue of the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters named below, we have agreed to sell to each of the underwriters and each of the underwriters severally has agreed to purchase from us the principal amount of the Notes set forth opposite its name below. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will be obligated to purchase all of the Notes if any are purchased.

                                                                 PRINCIPAL
UNDERWRITERS                                                  AMOUNT OF NOTES
------------                                                  ---------------
Deutsche Bank Securities Inc................................    $30,000,000
Sutro & Co. Incorporated....................................     45,000,000
                                                                -----------
     Total..................................................    $75,000,000
                                                                ===========

     The underwriters propose to offer the Notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession of no more than 0.400% of the principal amount of the Notes. The underwriters may allow, and the dealers may reallow, a discount of no more than 0.250% of the principal amount of the Notes to other dealers. The public offering price, concession and discount may be changed after the initial offering to the public of the Notes.

     The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes on any automated dealer quotation system. The underwriters have advised us that they intend to make a market in the Notes after the offering, although they are under no obligation to do so. The underwriters may discontinue any market-making activities at any time without any notice. We can give no assurance as to the liquidity of the trading market for the Notes or that a public trading market for the Notes will develop. If no active public trading market develops, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price, depending on factors such as prevailing interest rates, the market for similar securities, the performance of our company as well as other factors not listed here.

     We have agreed to indemnify the underwriters against, or to contribute to payments that the underwriters may be required to make with respect to, certain liabilities, including liabilities under the Securities Act of 1933.

     The underwriters, as well as dealers and agents, may purchase and sell Notes in the open market. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids and purchases made to prevent or slow a decline in the market price of the Notes. Syndicate short positions arise when the underwriters or agents sell more Notes than we are required to sell to them in the offering. The underwriters may also impose penalty bids whereby the underwriting syndicate may reclaim selling concessions allowed by either syndicate members or broker dealers who sell Notes in the offering for their own account if the syndicate repurchases the Notes in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher as a result of these activities than it might otherwise be in the open market. These activities, if commenced, may be discontinued at any time without notice.

     We and the underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, we and the underwriters make no representation that the underwriters will engage in those types of transactions or that those transactions, once commenced, will not be discontinued without notice.

     Certain of the underwriters, and certain of their affiliates, have provided, and may continue to provide, investment banking, financial advisory, commercial banking and other services to us and our affiliates.

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $175,000.

                                 LEGAL MATTERS

     The validity of the Notes offered hereby will be passed upon for us by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Mayer, Brown & Platt, Chicago, Illinois, will act as counsel to the underwriters.

                                  $400,000,000

                     BRADLEY OPERATING LIMITED PARTNERSHIP

                                DEBT SECURITIES
                             ---------------------

     Bradley Operating Limited Partnership (the "Operating Partnership") is the entity through which Bradley Real Estate, Inc. ("Bradley" or the "Company"), a self-administered and self-managed real estate investment trust ("REIT"), conducts substantially all of its business and owns substantially all of its assets. Bradley, the country's oldest continuously qualified REIT, is the sole general partner of and owns a substantial majority of the economic interests in the equity of the Operating Partnership.

     The Operating Partnership may offer from time to time in one or more series unsecured, non-convertible investment grade debt securities (the "Debt Securities" or the "Securities"). The aggregate public offering price of the Debt Securities shall be up to $400,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

     The specific terms of the Securities for which this Prospectus is being delivered will be set forth in this Prospectus and in the applicable Prospectus Supplement and will include, where applicable, the specific title, aggregate principal amount, ranking, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Operating Partnership or repayment at the option of the holder, terms for sinking fund payments, covenants and any initial public offering price.

     The applicable Prospectus Supplement will also contain information, where appropriate, about material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly by the Operating Partnership, through agents designated from time to time by the Operating Partnership or to or through underwriters or dealers. If, any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                             ---------------------

                  THE DATE OF THIS PROSPECTUS IS MAY 14, 1998.

                             AVAILABLE INFORMATION

     No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus or the accompanying Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by the Operating Partnership, the Company or any underwriter, dealer or agent. Neither the delivery of this Prospectus or the accompanying Prospectus Supplement nor any sale made hereunder of thereunder shall, under any circumstances, create an implication that the information contained herein or in the accompanying Prospectus Supplement is correct as of any date subsequent to the date hereof or thereof or that there has been no change in the affairs of the Operating Partnership or the Company since the date hereof or hereof. Neither this Prospectus nor the accompanying Prospectus Supplement constitutes an offer to sell or a solicitation of an offer to buy Securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

     The Operating Partnership and the Company are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwest Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company and the Operating Partnership, that file electronically with the Commission. Information concerning the Company's common stock, which is listed on the New York Stock Exchange (the "NYSE") under the symbol "BTR," can be inspected and copied at the NYSE, 20 Broad Street, New York, New York 10005.

     The Operating Partnership has filed with the Commission a Registration Statement on Form S-3 (No. 333-51675) under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Debt Securities. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including exhibits thereto, may be inspected and copied at public reference facilities of the Commission described above. Statements contained in this Prospectus or any Prospectus Supplement as to the contents of any document referred to are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference: (A), with respect to the Operating Partnership (Commission File No. 000-23065), the Operating Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and the Operating Partnership's Current Report on Form 8-K filed on May 13, 1998; and (B), with respect to the Company (Commission File No. 001-10328), the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

     All other documents filed with the Commission by the Operating Partnership or the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Securities are to be incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in an applicable Prospectus Supplement) or in any subsequently filed document that is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus or any Prospectus Supplement, except as so modified or superseded.

     The Operating Partnership will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, at the request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to Ms. Marianne Dunn, Senior Vice President, Bradley Real Estate, Inc., Suite 600, 40 Skokie Boulevard, Northbrook, Illinois 60062-1626, telephone (847) 272-9800.

                                  RISK FACTORS

  General

     As in every business, there are risk factors that affect the Operating Partnership and its operations. Set forth below are some of the factors that could cause the actual results of the Operating Partnership's operations or plans to differ materially from expectations set forth elsewhere in this Registration Statement.

  Increases in Interest Rates May Adversely Affect Net Income and Cash Available for Distribution; Management Could Cause the Operating Partnership to Become Highly Leveraged Because Organizational Documents Contain No Limitation on Debt

     To the extent that the Operating Partnership is responsible for floating rate debt (such as that incurred under its revolving line of credit) and to the extent that its exposure to increases in interest rates is not eliminated through interest rate protection or cap agreements, such increases will adversely affect the Operating Partnership's net income and cash available for distribution and may affect the amount of distributions it can make to the holders of Units (as hereinafter defined), including the Company.

     The Amended and Restated Articles of Incorporation of the Company (the "Charter") and the Bylaws of the Company (the "Bylaws") and the Second Restated Agreement of Limited Partnership of the Operating Partnership (the "Operating Partnership Agreement") do not contain any limitation on the amount of indebtedness the Company or the Operating Partnership may incur. Although management attempts to maintain a balance between total outstanding indebtedness and the value of the portfolio of the Operating Partnership, (i.e., a ratio of debt and preferred stock to Real Estate Value of 50% or less, with "Real Estate Value" defined as net operating income divided by 10.25%) there can be no assurance that management will not alter this balance at any time. Accordingly, the Operating Partnership could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Operating Partnership's ability to make expected distributions to holders of limited partner units ("LP Units") and in an increased risk of default on its obligations under any outstanding indebtedness. Failure to pay its debt obligations when due could also result in the Operating Partnership losing its interest in any properties that secure indebtedness included within such obligations.

  Adverse Effects on Creditworthiness of Debt Securities May Result From a Highly Leveraged Transaction or Change in Control

     Unless otherwise provided in a supplemental indenture, the indentures under which Debt Securities will be issued do not contain any provisions that would limit the ability of the Operating Partnership to incur indebtedness or protect holders of Debt Securities against adverse effects on the creditworthiness of the Debt Securities in the event of a highly leveraged transaction or change in control (through the acquisition of securities, the election of directors or otherwise) involving the Operating Partnership or the Company. Accordingly, there can be no assurance that the Company or Operating Partnership will not enter into such a transaction and thereby adversely affect the Operating Partnership's ability to meet its obligations under the Debt Securities.

  Adverse Economic Trends in the Midwestern Region or the Retail Industry May Adversely Affect the Operating Partnership's Cash Available for Distribution

     Substantially all of the Operating Partnership's properties are located in the Midwestern region of the United States and such properties consist predominantly of community and neighborhood shopping centers. The Operating Partnership's performance therefore is linked to economic conditions in the Midwest and in the market for retail space generally. The market for retail space has been adversely affected by the ongoing consolidation in the retail sector, the adverse financial condition of certain large companies in this sector and the excess amount of retail space in certain markets. To the extent that these conditions impact the market rents for retail space, they could result in a reduction of cash receipts and cash available for distribution and thus affect the amount of distributions the Operating Partnership can make to the holders of its outstanding Units, including the Company.

  If a Significant Number of Tenants Were Unable to Meet Their Obligations to the Operating Partnership, then Cash Available for Distribution Would Be Adversely Affected; Tenants Which File for Bankruptcy Protection May Not Make Rental Payments in a Timely Manner

     Since substantially all of the Operating Partnership's income has been, and will continue to be, derived from rental income from retail shopping centers, the amount of cash receipts and cash available for distribution to the holders of its Units, including the Company, would be adversely affected if a significant number of tenants were unable to meet their obligations to the Operating Partnership or if the Operating Partnership was unable to lease, on economically favorable terms, a significant amount of space in its shopping centers. In addition, in the event of default by a tenant, the Operating Partnership may experience delays and incur substantial costs in enforcing its rights as landlord.

     At any time, a tenant of the Operating Partnership's properties may seek the protection of the bankruptcy laws, which could result in the rejection and termination of the tenant lease. Such an event could cause a reduction of cash receipts and cash available for distribution and thus affect the amount of distributions the Operating Partnership can make to the holders of its Units, including the Company. No assurance can be given that any present tenant which has filed for bankruptcy protection will continue making payments under its lease or that any tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will continue to make rental payments in a timely manner. In addition, a tenant may, from time to time, experience a downturn in its business, which may weaken its financial condition and result in a reduction or failure to make rental payments when due. If a lessee or sublessee defaults in its obligations to the Operating Partnership, the Operating Partnership may experience delays in enforcing its right as lessor or sublessor and may incur substantial costs and experience significant delays associated with protecting its investment, including costs incurred in renovating and releasing the property.

  Risks of Reduced Rental Income and Cash Available for Distribution from Vacancies and Lease Renewals

     The Operating Partnership is continually faced with expiring tenant leases at its properties. Some lease expirations provide the Operating Partnership with the opportunity to increase rentals or to hold the space available for a stronger long-term tenancy. In other cases, there may be no immediately foreseeable strong tenancy for space, and the space may remain vacant for a longer period than anticipated or may be able to be re-leased only at less favorable rents. In such situations, the Operating Partnership may be subject to competitive and economic conditions over which it has no control. Accordingly, there is no assurance that the effects of possible vacancies or lease renewals at such properties may not reduce the rental income and cash available for distribution below levels anticipated by the Operating Partnership.

  Potential Negative Effect of Sale of One North State Property

     During the year ended December 31, 1997, more than 10% of the total revenue of the Operating Partnership was derived from rents and expense reimbursements from tenants of the One North State property, which is a "mixed use" property located in downtown Chicago. The total rents currently being paid by certain of this property's tenants may be in excess of current market rates. The leases of these tenants begin to expire in 2001.

     The Operating Partnership has listed for sale One North State because the property does not fit with the Operating Partnership's grocery-anchored community shopping center focus and the Operating Partnership believes, given the current strong investment sales market in downtown Chicago, that it is an opportune time to sell this asset. The disposition of this property is expected to be completed during 1998, although there can be no such assurance. The Operating Partnership's operating results could be adversely affected if the Operating Partnership is not able, promptly after such a sale, to redeploy the sales proceeds into one or more other properties that produce net operating income at a level comparable to that of One North State.

  Adverse Effect on the Business May Result if Operating Partnership Becomes Liable for the Cost of Remediation on Any of its Properties; Risk that Operating Partnership Would be Required to Take Further Actions at Commons of Chicago Ridge

     Under various federal, state and local laws, ordinances and regulations, an owner of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to use such property as collateral in its borrowings. All of the Operating Partnership's properties, including those acquired in the Tucker Acquisition (as hereinafter defined), have been subjected to Phase I or similar environmental audits (which involve inspection without soil sampling or ground water analysis) by independent environmental consultants. Except as described below, these environmental audit reports have not revealed any potential significant environmental liability, nor is management aware of any environmental liability with respect to the properties that it believes would have a material adverse effect on the Operating Partnership's business, assets or results of operations. No assurance can be given that existing environmental studies with respect to the properties reveal all environmental liabilities or that any prior owner of any such property did not create any material environmental condition not known to management.

     Phase II site assessments of the Commons of Chicago Ridge property acquired from Tucker Properties Corporation ("Tucker") have disclosed the presence of contaminants in fill material and soil at the property that could be associated with the property's former use as a landfill and as the former site of an asphalt plant and storage tanks for petroleum products (which storage tanks have been removed from the property), but not at such levels as would require reporting to environmental agencies. These Phase II site assessments also disclosed the presence in groundwater of contaminants similar to those detected in the soil samples. Environmental assessments of the property have also detected methane gas, probably associated with the former use of the property as landfill. A regular maintenance program was implemented by Tucker and is being continued by the Operating Partnership to control the migration and effect of the methane gas. There can be no assurance that an environmental regulatory agency such as the Illinois Environmental Protection Agency will not in the future require further investigation to determine the source and vertical and horizontal extent of the contamination. If any such investigation is required and confirms the existence of contaminants at the levels disclosed in the Phase II site assessments, it is possible that the relevant agency could require the Operating Partnership to take action to address the contamination, which action could range from ongoing monitoring to remediation of the contamination. Based on the information currently available, management does not believe that the cost of responding to such contamination would be material to the Operating Partnership.

     In connection with the execution of the merger agreement relating to the Tucker Acquisition, the Operating Partnership and certain individuals who had previously provided a limited indemnity to Tucker for environmental liabilities at Commons of Chicago Ridge (the "Individuals") agreed to indemnify the Company, Operating Partnership and its affiliates against all claims, losses, costs and expenses incurred by such parties arising out of any administrative, regulatory or judicial action, suit, investigation or proceeding in connection with any applicable environmental health or safety law regarding hazardous substances, materials, wastes or petroleum products, or any common law right of action regarding such substances, materials, wastes or products, whether brought by a governmental or regulatory authority or by a third party, that is initiated on or before October 4, 2003, with respect to conditions or acts at the Commons of Chicago Ridge which existed prior to October 4, 1993. In connection with this indemnification obligation, the Operating Partnership has agreed to keep the Individuals reasonably informed of various activities relating to the property and to consult with the Individuals with respect to any potential claims, settlements and remediation which could trigger the indemnification obligations of the Individuals. There can be no assurance that the Individuals will be in a position to honor their indemnity obligations. Regardless of such indemnification, based on the information currently available, management does not believe that the environmental liabilities and expenses relating to the Commons of Chicago Ridge property would have a material effect on the liquidity, financial condition or operating results of the Operating Partnership.

  Possible Adverse Consequences of Limitations on Insurance

     The Operating Partnership carries comprehensive general liability coverage and umbrella liability coverage on all of its properties with limits of liability which the management deems adequate to insure against liability claims and provide for cost of defense. Similarly, the Operating Partnership is insured against the risk of direct physical damage in amounts that management estimates to be adequate to reimburse the Operating Partnership on a replacement cost basis for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. Currently, the Operating Partnership also insures the properties for loss caused by earthquake or flood in the aggregate amount of $10 million per occurrence. Because of the high cost of this type of insurance coverage and the wide fluctuations in price and availability, management has made the determination that the risk of loss due to earthquake and flood does not justify the cost to increase coverage limits any further under current market conditions. Should the availability and pricing of this coverage become more cost advantageous, management would re-evaluate it's position.

  Uncertainty of Meeting Acquisition Objectives; Acquired Properties May Not Meet Management's Expectation

     The Operating Partnership continually seeks prospective acquisitions of additional shopping centers and portfolios of shopping centers which management believes can be purchased at attractive initial yields and/or which demonstrate the potential for revenue and cash flow growth through implementation of renovation, expansion, re-tenanting and re-leasing programs similar to those undertaken with respect to properties in the existing portfolio. There can be no assurance that the Operating Partnership will effect any potential acquisition that it may evaluate. The evaluation process involves costs which are non-recoverable in the case of acquisitions which are not consummated. In addition, notwithstanding management's adherence to its criteria for evaluating and due diligence regarding potential acquisitions, there can be no assurance that any acquisition that is consummated will meet management's expectations. During the course of 1997, the Operating Partnership noticed a trend of decreasing capitalization rates applicable to properties being acquired, i.e., increasing purchase prices for comparable properties, and this trend has continued in 1998.

  Development Activities May Not Meet Management's Expectations

     To the extent that the Operating Partnership may enter into agreements to acquire newly developed shopping centers when they are completed, or acquire newly developed shopping centers, the Operating Partnership will be subject to risks inherent in acquiring newly constructed centers, which could carry a higher level of risk than the acquisition of existing properties with a proven performance record. These risks include, among others, the risk that funds will be expended and management time will be devoted to projects which may not come to fruition; the risk that occupancy rates and rents at a completed project will be less than anticipated; and the risk that expenses at a completed development will be higher than anticipated. These risks may adversely affect the Company's results of operations and ability to make distributions to its stockholders.

  Competition in the Properties' Market Areas Could Adversely Affect Ability to Rent Space, Amount of Rents Charged or Development and Acquisition Opportunities

     All of the Operating Partnership's properties are located in developed areas. There are numerous other retail properties and real estate companies within the market area of each such property which compete with the Operating Partnership for tenants and development and acquisition opportunities. The number of competitive retail properties and real estate companies in such areas could have a material effect on (i) the Operating Partnership's ability to rent space at the properties and the amount of rents charged and (ii) development and acquisition opportunities. The Operating Partnership competes for tenants and acquisitions with others who have greater resources than it does.

  Risk from Reliance Upon the Company to Manage the Operating Partnership; Adverse Consequences of the Company's Failure to Qualify as a REIT; Risk of Adverse Tax Consequences to Holders of Units

     Although the fact that substantially all of the assets of the Company are represented by its interest in the Operating Partnership, the Operating Partnership in general, and the holders of the LP Units in particular, must rely upon the Company as general partner to manage the affairs and business of the Operating Partnership. In addition to the risks described above that relate to the Operating Partnership, the Company is subject to certain other risks that may affect its financial and other condition, including particularly adverse consequences if the Company fails to qualify as a REIT for federal income tax purposes. The description of certain risk factors applicable to the Company contained under the caption "Business -- Risk Factors" in Item 1 of the Company's 10-K report for the year ended December 31, 1997 is hereby incorporated by reference.

     Among the powers that the Company has as general partner of the Operating Partnership are the powers to determine whether and when to sell any particular property or properties owned by the Operating Partnership, subject to any specific agreements limiting the power of sale that the Operating Partnership may have entered into with the contributor or contributors of any specific properties at the time that such contributor or contributors contributed their interest in the property to the Operating Partnership in exchange for LP Units. After the expiration of any such limiting agreement on the Company's authority as general partner to sell a property, the property may be sold and such sale may result in the recognition of capital gains or other tax consequences to the holder or holders of LP Units that were deferred at the time of the original contribution of the properties to the Operating Partnership.

  Company's Control of the Operating Partnership May Allow the Company to Take Actions Adverse to the Best Interests of the Limited Partners

     The Operating Partnership Agreement gives the Company as general partner broad control over the operations and business activities of the Operating Partnership. In exercising its authority as general partner, the Company is subject to the provisions of the Delaware Revised Uniform Limited Partnership Act and to general fiduciary principles of fair dealing to the limited partners as well as to any specific limitations or restrictions on its authority contained in the Operating Partnership Agreement or in any individually negotiated agreement with a particular limited partner.

  Ability to Transfer General Partnership Interest in Sole Discretion of the Company Could Result in a General Partner Not in the Best Interest of the Limited Partners

     Pursuant to the Operating Partnership Agreement, the Company, as general partner, may, in its sole and absolute discretion, transfer its interest in the Operating Partnership at any time. The Partnership Agreement does not provide the LP Unit holders or the holders of any of the Debt Securities issued by the Operating Partnership any voting or consent rights with respect to a transfer of the general partnership interest. Accordingly, the Company could, without the consent of the LP Unit holders, transfer its general partnership interest to another entity which could use the broad powers of the general partner in a manner not in the best interests of the LP Unit holders or in a manner which would have an adverse effect on the business or financial condition of the Operating Partnership. Although the Company has no present intention of transferring its general partnership interest, there can be no assurance that it will not do so at some point in the future.

  Year 2000 Issues

     In the conduct of its own operations, the Operating Partnership relies upon commercial computer software primarily provided by independent software vendors. After an analysis of the Operating Partnership's exposure of the impact of "year 2000 issues" (i.e., issues that may arise resulting from computer programs that use only the last two, rather than all four, digits of the year), the Operating Partnership believes that such commercial software is substantially year 2000 compliant and that such independent vendors will be able to complete such year 2000 compliance in a timely manner and without any material impact on the Operating Partnership's business, operations or financial condition. However, the Operating Partnership is subject to year 2000 issues that may affect the economy generally or any tenants, suppliers or others with whom the Operating Partnership does business and over whose year 2000 compliance the Operating Partnership has no control.

  Limits on Changes in Control in Organizational Documents May Discourage a Third Party From Making an Acquisition Proposal

     Certain provisions contained in the Company's Charter and Bylaws may have the effect of discouraging a third party from making an acquisition proposal for the Company and may thereby inhibit a change in control of the Company. These provisions include the following: (i) the Company's Charter provides for three classes of Directors, with the term of office of one class expiring each year,
(ii) the Company's Bylaws provide that the holders of not less than 25% of the outstanding shares of Common Stock (as hereinafter defined) may call a special meeting of the Company's stockholders, and (iii) the Charter generally limits any holder from acquiring more than 9.8% of the value of all outstanding capital stock of the Company. With respect to clause (ii) in the proceeding sentence, Maryland General Corporation Law ("MGCL") authorizes the Directors of the Company to amend the Bylaws to increase the number of outstanding shares of Common Stock required to call a special meeting from 25% to a majority.

     The provisions described above could have a potential anti-takeover effect on the Company. The staggered Board provision in the Charter prevents stockholders from voting on the election of more than one class of directors at each annual meeting of stockholders and thus may have the effect of keeping the members of the Board of Directors of the Company in control for a longer period to time. The staggered Board provision and the provision in the Bylaws requiring holders of at least 25% of the outstanding shares of Common Stock (as hereinafter defined) to call a special meeting of stockholders may have the effect of making it more difficult for a third party to acquire control of the Company without the consent of its Board of Directors, including certain acquisitions which stockholders deem to be in their best interest. In addition, the Ownership limits in the Charter may also (i) deter certain tender offers for the shares of Common Stock which might be attractive to certain stockholders, or
(ii) limit the opportunity for stockholders to receive a premium for their shares of Common Stock that might otherwise exist if an investor were attempting to assemble a block of shares in excess of 9.8% of the value of the outstanding shares of Common Stock or otherwise effect a change in control.

     Maryland Business Combination Statute. Under the MGCL, certain "business combinations" (including mergers, consolidations, share exchanges, certain asset transfers and certain issuances of equity securities) between a Maryland corporation and any persons who own 10% or more of the voting power of the corporation's shares (an "Interested Stockholder") are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the holders of the corporation's shares receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for the shares that it owns. However, these provisions of Maryland law do not apply to "business combinations" with an Interested Stockholder that are approved or exempted by the board of directors of the corporation before that Interested Stockholder becomes an Interested Stockholder.

     Maryland Control Share Acquisition Statute. Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes eligible under the statute to be cast on that matter. "Control Shares" are voting shares that, if aggregated with all other such shares of stock previously acquired by the acquiror, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of all voting power. Control Shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of Control Shares, subject to certain expenses.

     If voting rights are not approved at a meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the Control Shares (except those for which voting rights have previously been approved) for fair value. If voting rights for Control Shares are approved at a stockholder meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights.

                           THE OPERATING PARTNERSHIP

     The Operating Partnership is the entity through which the Company, a self-administered and self-managed REIT, conducts substantially all of its business and owns (either directly or through subsidiaries) substantially all of its assets. The Operating Partnership owns and operates primarily grocery-anchored, open-air neighborhood and community shopping centers in the Midwestern region of the United States and is engaged in the business of acquiring, and actively managing and leasing such properties. As used herein, the term "Bradley Real Estate, Inc." refers also to its predecessor Bradley Real Estate Trust, and the term "Company" or "Bradley" as used herein refers to Bradley Real Estate, Inc. and its subsidiaries on a consolidated basis (including Bradley Operating Limited Partnership and its subsidiaries) or, where the context so requires, Bradley Real Estate, Inc. only. The term "Operating Partnership" as used herein means Bradley Operating Limited Partnership and its subsidiaries on a consolidated basis, or, where the context so requires, Bradley Operating Limited Partnership only.

     The Company has elected to qualify as a REIT for federal income tax purposes since its organization in 1961 and is the nation's oldest continually qualified REIT. In March 1996, the Company completed the acquisition of Tucker (the "Tucker Acquisition"). The Tucker acquisition was consummated through the issuance by the Company of approximately 7.4 million shares of its common stock, par value $.01 per share, ("Common Stock"), valued at $13.96 per share, and was accounted for using the purchase method of accounting. Tucker held title to all of its properties through two partnerships: eight properties through Tucker Operating Limited Partnership ("TOP"), in which Tucker had a 95.9% general partnership interest, and six properties through Tucker Financing Partnership ("TFP"), a general partnership of which TOP owned 99% and a wholly-owned Tucker corporate subsidiary owned the remaining 1%. Upon the acquisition of Tucker, the Company succeeded to Tucker's interest in TOP, TFP and the wholly-owned Tucker corporate subsidiary, and the name "Bradley" was substituted for "Tucker" in each subsidiary and partnership. In August 1997, the Company contributed to the Operating Partnership its interests in the 18 properties that it had theretofore held directly. The Operating Partnership therefore succeeds Bradley as the entity through which the Company expects to expand its ownership and operation of properties primarily located in the Midwestern region of the country.

     The Company currently owns an approximately 94% economic interest in and is the sole general partner of the Operating Partnership (this structure is commonly referred to as an umbrella partnership REIT or "UPREIT"). The board of directors of the Company manages the affairs of the Operating Partnership by directing the affairs of the Company. Economic interests in the equity of the Operating Partnership are evidenced by units of partnership interest ("Units") with the interest of the general partner evidenced by general partner units ("GP Units").

     The limited partners of the Operating Partnership are persons who received limited partner interests evidenced by LP Units in connection with their contributions of direct or indirect interests in certain properties to the Operating Partnership. The Operating Partnership is obligated to redeem each LP Unit at the request of the holder thereof for cash equal to the fair market value of a share of the Company's Common Stock at the time of such redemption, provided that the Company, at its option, may elect to acquire any such LP Unit presented for redemption for either one share of Common Stock or cash. The Company presently anticipates that it will elect to issue Common Stock to acquire LP Units for redemption, rather than paying cash. With each such redemption, the Company's percentage ownership interest in the equity of the Operating Partnership will increase. In addition, whenever the Company issues Common Stock, the Company will contribute any net proceeds therefrom to the Operating Partnership and the Operating Partnership will issue an equivalent number of GP Units to the Company. The Operating Partnership has authority to issue preferred units that may have distribution and other rights senior to the rights of holders of Units, but the Operating Partnership may issue preferred units to the Company only in exchange for the contribution by the Company to the Operating Partnership of the net proceeds from the Company's issuance of an equivalent number of shares of preferred stock that have equivalent seniority rights over the rights of holders of shares of Common Stock of the Company.

     The Operating Partnership may issue additional Units to purchase additional properties or to purchase land parcels for the development of properties in transactions that defer some or all of the seller's tax consequences. The Operating Partnership believes that many potential sellers of properties have a low tax basis in their properties and would be more willing to sell the properties in transactions that defer the federal income tax consequences of the sale. Offering Units representing an equity interest in the Operating Partnership instead of cash for properties may provide potential sellers with partial federal income tax deferral.

     As part of its ongoing business, the Operating Partnership regularly evaluates, and engages in discussions with public and private real estate entities regarding possible portfolio or individual asset acquisitions or business combinations. In evaluating potential acquisitions, the Operating Partnership focuses principally on community and neighborhood shopping centers in the states of Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota and Wisconsin that are anchored by strong national, regional and independent grocery store chains. The Operating Partnership favors grocery-anchored shopping centers because, based on its experience and current research, such properties offer better prospects for sustainable cash flow growth over time due to their strong and predictable daily consumer traffic and are less susceptible to downturns in the general economy than apparel or leisure anchored shopping center properties.

     The Operating Partnership is a Delaware limited partnership, and its general partner, the Company, is a Maryland corporation. The executive offices of both the Operating Partnership and the Company are located at 40 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062-1626 and their telephone number is (847) 272-9800.

     Reference is made to the applicable Prospectus Supplement accompanying this Prospectus for additional information concerning the Operating Partnership as of the date of such Prospectus Supplement.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Operating Partnership intends to use the net proceeds from the sale of Debt Securities primarily to repay indebtedness of the Operating Partnership, which may include indebtedness incurred in connection with the acquisition, development or improvement of shopping centers, to acquire or develop additional shopping centers and to fund expansions and/or improvements to such shopping centers or to certain shopping centers already owned by the Operating Partnership.

     Pending their use as described above, the net proceeds from the sale of any Debt Securities may be used for other general purposes of the Operating Partnership or invested in short-term securities.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical ratios of earnings to fixed charges of the Operating Partnership for the periods indicated:

         YEAR ENDED DECEMBER 31,
------------------------------------------
 1993     1994     1995     1996     1997
------   ------   ------   ------   ------
2.84:1   2.79:1   2.63:1   2.95:1   2.82:1

     For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income before income taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Debt Securities will be issued under one or more indentures, each dated as of a date prior to the issuance of the Debt Securities to which it relates and containing such terms as either the chief executive officer or the chief financial officer of the general partner shall determine. All of the Debt Securities issued hereby will be investment grade. Senior securities ("Senior Securities") and subordinated securities ("Subordinated Securities") may be issued pursuant to separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between the Operating Partnership and a trustee (a "Trustee"), which may be the same Trustee, and in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. The Senior Indenture and the Subordinated Indenture, as amended or supplemented from time to time, are sometimes hereinafter referred to collectively as the "Indentures." The Indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading and in the applicable Prospectus Supplement relating to the Debt Securities and the Indentures are descriptions of the material provisions thereof.

     Capitalized terms used herein and not defined shall have the meanings assigned to them in the applicable Indenture.

TERMS

     The indebtedness represented by the Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership. The indebtedness represented by Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Operating Partnership as described under "-- Subordination." The material terms of the Debt Securities offered by a Prospectus Supplement will be described in the applicable Prospectus Supplement, along with any applicable additions to the general terms of the Debt Securities as described herein and any applicable federal income tax considerations. Accordingly, for a description of the material terms of any series of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the description of the Debt Securities set forth in this Prospectus.

     Except as set forth in any Prospectus Supplement, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time by the Operating Partnership or as set forth in the applicable Indenture or in one or more indentures supplemental to such Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuance of additional Debt Securities of such series.

     Each Indenture will provide that the Operating Partnership may, but need not, designate more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

     The following summaries set forth certain general terms and provisions of the Indentures and the Debt Securities. The Prospectus Supplement relating to the series of Debt Securities being offered will contain further terms of such Debt Securities, including the following specific terms:

          (1) The title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

          (2) The aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

          (3) The price (expressed as a percentage of the principal amount thereof) at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

          (4) The date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

          (5) The rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

          (6) The date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

          (7) The place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon the Operating Partnership in respect of such Debt Securities and the applicable Indenture may be served;

          (8) The period or periods, if any, within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, as a whole or in part, at the option of the Operating Partnership;

          (9) The obligation, if any, of the Operating Partnership to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (10) If other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          (11) Whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units, or composite currency or currencies) and the manner in which such amounts shall be determined;

          (12) Whether such Debt Securities will be issued in certificated or book-entry form and, if in book entry form, the identity of the depository for such Debt Securities;

          (13) Whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

          (14) The applicability, if any, of the defeasance and covenant defeasance provisions described herein or set forth in the applicable Indenture, or any modification thereof,

          (15) Whether and under what circumstances the Operating Partnership will pay any additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment;

          (16) Any additions to the events of default or covenants of the Operating Partnership with respect to such Debt Securities, and any additions to the right of any Trustee or any of the holders to declare the principal amount of any of such Debt Securities due and payable;

          (17) With respect to any Debt Securities that provide for optional redemption or prepayment upon the occurrence of certain events (such as a change of control of the Operating Partnership), (i) the possible effects of such provisions on the market price of the Operating Partnership's or the Company's securities or in deterring certain mergers, tender offers or other takeover attempts, and the intention of the Operating Partnership to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws in connection with such provisions; (ii) whether the occurrence of the specified events may give rise to cross-defaults on other indebtedness such that payment on such Debt Securities may be effectively subordinated; and, (iii) the existence of any limitation on the Operating Partnership's financial or legal ability to repurchase such Debt Securities upon the occurrence of such an event (including, if true, the lack of assurance that such a repurchase can be effected) and the impact, if any, under the Indenture of such a failure, including whether and under what circumstances such a failure may constitute an Event of Default; and

          (18) Any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

     If so provided in the applicable Prospectus Supplement, the Debt Securities may be issued at a discount below their principal amount and provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). In such cases, any special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as described under "-- Merger, Consolidation or Sale of Assets" or as may be set forth in any Prospectus Supplement, the Debt Securities will not contain any provisions that would limit the ability of the Operating Partnership to incur indebtedness or that would afford holders of Debt Securities protection in the event of (i) a highly leveraged or similar transaction involving the Operating Partnership, the management of the Operating Partnership or the Company, or any affiliate of any such party; (ii) a change of control; or (iii) a reorganization, restructuring, merger or similar transaction involving the Operating Partnership that may adversely affect the holders of the Debt Securities. In addition, subject to the limitations set forth under "-- Merger, Consolidation or Sale of Assets," the Operating Partnership may, in the future, enter into certain transactions, such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership, that would increase the amount of the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's assets, which may have an adverse effect on the Operating Partnership's ability to service its indebtedness, including the Debt Securities. Reference is made to the applicable Prospectus Supplement for information with respect to any additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

     Any Prospectus Supplement relating to a series of Debt Securities that is subject to the optional redemption of such series of Debt Securities will describe, to the extent applicable, the obligation of the Operating Partnership to comply with the requirements of Rule 14(e)-l under the Exchange Act and any other applicable securities laws.

DENOMINATION, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof.

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for any authorized denomination of other Debt Securities of the same series and of a like aggregate principal amount and tenor upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee or at the office of any transfer agent designated by the Operating Partnership for such purpose. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for registration of transfer or exchange thereof at the corporate trust office of the applicable Trustee or at the office of any transfer agent designated by the Operating Partnership for such purpose. Every Debt Security surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer, and the person requesting such action must provide evidence of title and identity satisfactory to the applicable Trustee or transfer agent. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Trustee or the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Operating Partnership with respect to any series of Debt Securities, the Operating Partnership may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Operating Partnership will be required to maintain a transfer agent in each place of payment for such series. The Operating Partnership may at any time designate additional transfer agents with respect to any series of Debt Securities.

     Neither the Operating Partnership nor any Trustee shall be required (i) to issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any Debt Securities that may be selected for redemption and ending at the close of business on the day of such mailing; (ii) to register the transfer of or exchange any Debt Security, or portion thereof, so selected for redemption, in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) to issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Indentures will provide that the Operating Partnership may, without the consent of the holders of any outstanding Debt Securities, consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity provided that (i) either the Operating Partnership shall be the continuing entity, or the successor entity (if other than the Operating Partnership) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets, shall expressly assume (A) the Operating Partnership's obligations to pay principal of (and premium, if any) and interest on all of the Debt Securities and (B) the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (ii) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Operating Partnership or any subsidiary as a result thereof as having been incurred by the Operating Partnership or such subsidiary at the time of such transaction, no event of default under the Indentures, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and (iii) an officers' certificate and legal opinion covering such conditions shall be delivered to each Trustee.

CERTAIN COVENANTS

     Existence. Except as permitted under "-- Merger, Consolidation or Sale of Assets," the Indentures will require the Operating Partnership to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided, however, that the Operating Partnership shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business.

     Maintenance of Properties. The Indentures will require the Operating Partnership to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Operating Partnership may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Operating Partnership and its subsidiaries shall not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business.

     Insurance. The Indentures will require the Operating Partnership to cause each of its and its subsidiaries' insurable properties to be insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and, if described in the applicable Prospectus Supplement, having a specified rating from a recognized insurance rating service.

     Payment of Taxes and Other Claims. The Indentures will require the Operating Partnership to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon the income, profits or property of the Operating Partnership or any subsidiary; and
(ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Operating Partnership or any subsidiary; provided, however, that the Operating Partnership shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith.

     Additional Covenants. Any additional covenants of the Operating Partnership with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Unless otherwise provided in the applicable Prospectus Supplement, each Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (i) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (ii) default in the payment of principal of (or premium, if any, on) any Debt Security of such series at its maturity; (iii) default in making any sinking fund payment as required for any Debt Security of such series; (iv) default in the performance or breach of any other covenant or warranty of the Operating Partnership contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the applicable Indenture; (v) default under any bond, debenture, note or other evidence of indebtedness for money borrowed (except mortgage indebtedness) by the Operating Partnership or any of its subsidiaries in an aggregate principal amount in excess of $25,000,000 or under any indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed (except mortgage indebtedness) by the Operating

Partnership or any of its subsidiaries in an aggregate principal amount in excess of $25,000,000, whether such indebtedness exists on the date of such Indenture or shall thereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled;
(vi) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Operating Partnership or any Significant Subsidiary of the Operating Partnership; and (vii) any other event of default provided with respect to a particular series of Debt Securities. The term "Significant Subsidiary" has the meaning ascribed to such term in Regulation S-X promulgated under the Securities Act.

     If an Event of Default under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% in principal amount of the Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Operating Partnership (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under any Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (i) the Operating Partnership shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee; and (ii) all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in such Indenture. The Indentures will also provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (i) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series; or (ii) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

     The Indentures will require each Trustee to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of such Trustee consider such withholding to be in the interest of such holders.

     The Indentures will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof.

     The Indentures will provide that, subject to provisions in each Indenture relating to its duties in case of default, a Trustee will be under no obligation to exercise any of its rights or powers under an Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Trustee thereunder reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under an Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, a Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

     Within 120 days after the close of each fiscal year, the Operating Partnership will be required to deliver to each Trustee a certificate, signed by one of several specified officers of the Operating Partnership, stating whether such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURES

     Except as set forth in the second following paragraph, modifications and amendments of an Indenture will be permitted to be made only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities issued under such Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such Debt Security affected thereby,
(i) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (ii) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (iii) change the place of payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security;
(iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (v) reduce the above-stated percentage of any outstanding Debt Securities necessary to modify or amend the applicable Indenture with respect to such Debt Securities, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture; or (vi) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

     The holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series may, on behalf of all holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Operating Partnership with certain restrictive covenants of the applicable Indenture.

     Modifications and amendments of an Indenture will be permitted to be made by the Operating Partnership and the respective Trustee thereunder without the consent of any holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to the Operating Partnership as obligor under such Indenture; (ii) to add to the covenants of the Operating Partnership for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Operating Partnership in such Indenture; (iii) to add events of default for the benefit of the holders of all or any series of Debt Securities; (iv) to add or change any provisions of an Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of an Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under an Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in an Indenture, provided that such action shall not adversely affect the interests of holders of Debt Securities of any series issued under such Indenture; or (x) to supplement any of the provisions of an Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the holders of the outstanding Debt Securities of any series.

     The Indentures will provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof; (ii) the principal amount of any Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above); (iii) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security pursuant to such Indenture; and (iv) Debt Securities owned by the Operating Partnership or any other obligor upon the Debt Securities, or any affiliate of the Operating Partnership or of such other obligor shall be disregarded.

     The Indentures will contain provisions for convening meetings of the holders of Debt Securities of a series. A meeting will be permitted to be called at any time by the applicable Trustee, and also, upon request, by the Operating Partnership or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in such Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of an Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with an Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

     Notwithstanding the foregoing provisions, the Indentures will provide that if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that such Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting; and (ii) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such Indenture.

SUBORDINATION

     Unless otherwise provided in the applicable Prospectus Supplement, Subordinated Securities will be subject to the following subordination provisions.

     Upon any distribution to creditors of the Operating Partnership in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any Subordinated Securities will be subordinated to the extent provided in the applicable Indenture in right of payment to the prior payment in full of all Senior Debt (as defined below), but the obligation of the Operating Partnership to make payments of the principal of and interest on such Subordinated Securities will not otherwise be affected. No payment of principal or interest will be permitted to be made on Subordinated Securities at any time if a default on Senior Debt exists that permits the holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Operating Partnership receives notice of the default. After all Senior Debt is paid in full and until the Subordinated Securities are paid in full, holders will be subrogated to the rights of holders of Senior Debt to the extent that distributions otherwise payable to holders have been applied to the payment of Senior Debt. The Subordinated Indenture will not restrict the amount of Senior Debt or other indebtedness of the Operating Partnership and its subsidiaries. As a result of these subordination provisions, in the event of a distribution of assets upon insolvency, holders of Subordinated Securities may recover less, ratably, than general creditors of the Operating Partnership.

     Senior Debt will be defined in the applicable Indenture as the principal of and interest on, or substantially similar payments to be made by the Operating Partnership in respect of, the following, whether outstanding at the date of execution of the applicable Indenture or thereafter incurred, created or assumed: (i) indebtedness of the Operating Partnership for money borrowed or represented by purchase-money obligations; (ii) indebtedness of the Operating Partnership evidenced by notes, debentures, or bonds, or other securities issued under the provisions of an indenture, fiscal agency agreement or other agreement; (iii) obligations of the Operating Partnership as lessee under leases of property either made as part of any sale and leaseback transaction to which the Operating Partnership is a party or otherwise; (iv) indebtedness, obligations and liabilities of others in respect of which the Operating Partnership is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which the Operating Partnership has agreed to purchase or otherwise acquire; and (v) any binding commitment of the Operating Partnership to fund any real estate investment or to fund any investment in any entity making such real estate investment, in each case other than (A) any such indebtedness, obligation or liability referred to in clauses (i) through (iv) above as to which, in the instrument creating or evidencing the same pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Securities or ranks without preference to the Subordinated Securities; (B) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Operating Partnership to substantially the same extent as or to a greater extent than the Subordinated Securities are subordinated; and (C) the Subordinated Securities. There will not be any restrictions in any Indenture relating to Subordinated Securities upon the creation of additional Senior Debt.

     If this Prospectus is being delivered in connection with a series of Subordinated Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Debt outstanding as of the end of the Operating Partnership's most recent fiscal quarter.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     The Operating Partnership will be permitted, at its option, to discharge certain obligations to holders of any series of Debt Securities issued under any Indenture that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

     The Indentures will provide that, unless otherwise indicated in the applicable Prospectus Supplement, the Operating Partnership may elect either (i) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance"); or (ii) to be released from its obligations with respect to such Debt Securities under the applicable Indenture (being the restrictions described under "-- Certain Covenants") or, if provided in the applicable Prospectus Supplement, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute an event of default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Operating Partnership with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities, which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust will only be permitted to be established if, among other things, the Operating Partnership has delivered to the applicable Trustee an opinion of counsel (as specified in the applicable Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling received from or published by the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the Indenture. In the event of such defeasance, the holders of such Debt Securities would thereafter be able to look only to such trust fund for payment of principal (and premium, if any) and interest.

     "Government Obligations" means securities that are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged; or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Operating Partnership has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (i) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security; or (ii) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community; (ii) the European Currency Unit ("ECU") both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities; or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

     In the event the Operating Partnership effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any event of default other than the event of default described in clause (iv) under "-- Events of Default, Notice and Waiver" with respect to specified sections of an Indenture (which sections would no longer be applicable to such Debt Securities) or described in clause (vii) under "-- Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Operating Partnership would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

NO CONVERSION RIGHTS

     The Debt Securities will not be convertible into or exchangeable for any equity interest in the Operating Partnership or any capital stock or debt securities of the Company.

PAYMENT

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, the address of which will be stated in the applicable Prospectus Supplement; provided, however, that, at the option of the Operating Partnership, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

     All moneys paid by the Operating Partnership to a paying agent or a Trustee for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal premium or interest has become due and payable will be repaid to the Operating Partnership, and the holder of such Debt Security thereafter may look only to the Operating Partnership for payment thereof.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities which evidence the aggregate amount of a particular series of the debt (the "Global Securities") that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                              PLAN OF DISTRIBUTION

     The Operating Partnership may sell Debt Securities through underwriters or dealers, directly to one or more purchasers, through agents or through a combination of any such methods of sale.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions, at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale or at prices related to such prevailing market prices, or at negotiated prices.

     In connection with the sale of Debt Securities, underwriters or agents may receive compensation from the Operating Partnership or from purchasers of Debt Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Debt Securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from the Operating Partnership, and any profit on the resale of Debt Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Operating Partnership will be described, in the applicable Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Supplement, each series of Debt Securities will be a new issue with no established trading market. The Operating Partnership may elect to list any series of Debt Securities on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, Debt Securities.

     Under agreements into which the Operating Partnership may enter, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Operating Partnership against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Operating Partnership or the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Operating Partnership may itself, or may authorize underwriters or other persons acting as the Operating Partnership's agents to solicit offers by certain institutions to purchase Debt Securities from the Operating Partnership pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Operating Partnership. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     In order to comply with the securities laws of certain states, if applicable, the Debt Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Debt Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                                 LEGAL MATTERS

     Certain legal matters, including the legality of the Debt Securities, will be passed upon for the Operating Partnership by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. In case of an underwritten public offering, certain legal matters will be passed upon for the underwriters by legal counsel named in the applicable Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements and schedule of Bradley Operating Limited Partnership as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 contained in the Operating Partnership's Annual Report on Form 10-K, and the consolidated financial statements and schedule of Bradley Real Estate, Inc. as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 contained in the Company's Annual Report on Form 10-K, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG Peat Marwick LLP audits and reports on financial statements of the Operating Partnership or the Company issued at future dates, and consents to the use of their reports thereon, such financial statements also will be incorporated by reference in the registration statement in reliance upon their reports and said authority.

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     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY
TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS (COLLECTIVELY, THE "PROSPECTUS") AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT

Forward Looking Statements............   S-2
Bradley Operating Limited
  Partnership.........................   S-3
Recent Developments...................   S-3
The Offering..........................   S-5
Use of Proceeds.......................   S-7
Ratio of Earnings to Fixed Charges....   S-7
Description of the Notes..............   S-8
Underwriting..........................  S-17
Legal Matters.........................  S-18
                 PROSPECTUS

Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Risk Factors..........................     4
The Operating Partnership.............    10
Use of Proceeds.......................    11
Ratios of Earnings to Fixed Charges...    12
Description of Debt Securities........    12
Plan of Distribution..................    23
Legal Matters.........................    24
Experts...............................    24

                             ---------------------

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                               BRADLEY OPERATING
                              LIMITED PARTNERSHIP

                                  $75,000,000
                             8.875% NOTES DUE 2006
                    ---------------------------------------
                             PROSPECTUS SUPPLEMENT
                    ---------------------------------------
                           DEUTSCHE BANC ALEX. BROWN
                            SUTRO & CO. INCORPORATED
                             ---------------------
                                 MARCH 7, 2000

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